UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of Class B Ordinary Shares

On May 18, 2026, pursuant to the authorization of its Board of Directors on October 10, 2025, Ryde Group Ltd (the “Company”) issued 3,500,000 Class B Ordinary Shares of the Company, to its Founder, Chairman, and Chief Executive Officer, Mr. Terence Zou, following the satisfaction of the approved performance-based milestones. These performance-based milestones were achieved upon (a) the successful completion of the Company’s $2 million registered direct offering on December 3, 2025 and (b) the successful completion of the Company’s $12 million private offering on December 9, 2025.

The Company’s share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. After the issuance of 3,500,000 Class B Ordinary Shares, Mr. Terence Zou will beneficially own an aggregate 19,677,175 Class B Ordinary Shares, which will constitute approximately 11.59% of the Company’s total issued and outstanding share capital and approximately 56.74% of the aggregate voting power, assuming the Company’s total issued and outstanding share capital is 169,726,306 Ordinary Shares, comprising 150,049,131 Class A Ordinary Shares and 19,677,175 Class B Ordinary Shares. The Class B Ordinary Shares are not listed on the NYSE American market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: May 18, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer